1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 8, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC February 2013 Sales Report

Hsinchu, Taiwan, R.O.C. - March 8, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for February 2013: On a consolidated basis, net sales for February 2013 were approximately NT$41.18 billion, a decrease of 13.2 percent from January 2013 and an increase of 21.5 percent over February 2012. Revenues for January through February 2013 totaled NT$88.62 billion, an increase of 29.4 percent compared to the same period in 2012.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	February 2013	January 2013	M-o-M Increase (Decrease) %	February 2012	Y-o-Y Increase (Decrease) %	January through February 2013	January through February 2012	Y-o-Y Increase (Decrease) %
Net Sales	41,182	47,439	(13.2)	33,893	21.5	88,621	68,500	29.4

*	February and Jan-Feb 2012 figures have been recalculated based on IFRS

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2013.

1. Sales volume (in NT$ thousands)

Period	Items	2013	2012
Feb.	Net sales	41,182,084	33,893,476
Jan.-Feb.	Net sales	88,620,771	68,499,962

2. Funds lent to other parties (in NT$ thousands)

	Borrower	Limit of Lending	Amount Drawn
			Bal. as of period end
TSMC Partners	TSMC China*	39,449,887	2,372,000
TSMC Development	TSMC Solar*	5,435,091	1,645,575
	TSMC Solid State Lighting*	5,435,091	741,250

*	TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands): None.

4. Financial derivative transactions (in NT$ thousands):

For assets / liabilities denominated in foreign currencies.

TSMC

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	534,485	18,550,595
	Mark to Market Profit/Loss	—	1,909	5,907
	Unrealized Profit/Loss	—	(26,489)	7,662
Expired Contracts	Notional Amount	—	33,196,409	20,949,580
	Realized Profit/Loss	—	285,556	(6,542)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC China

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	1,657,208	—
	Mark to Market Profit/Loss	—	(4,111)	—
	Unrealized Profit/Loss	—	(1,580)	—
Expired Contracts	Notional Amount	—	1,798,754	—
	Realized Profit/Loss	—	1,781	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	497,058	1,082,248
	Mark to Market Profit/Loss	—	79	1,357
	Unrealized Profit/Loss	—	448	2,073
Expired Contracts	Notional Amount	—	981,245	2,096,390
	Realized Profit/Loss	—	9,611	115
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	237,981	355,805
	Mark to Market Profit/Loss	—	(117)	(341)
	Unrealized Profit/Loss	—	114	(308)
Expired Contracts	Notional Amount	—	372,511	406,268
	Realized Profit/Loss	—	2,654	23
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Global

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	4,980,706	—
	Mark to Market Profit/Loss	—	143,699	—
	Unrealized Profit/Loss	—	142,057	—
Expired Contracts	Notional Amount	—	—	—
	Realized Profit/Loss	—	—	—
Equity price linked product (Y/N)		—	Y	—